Correspondence

CHINA XD PLASTICS COMPANY LIMITED
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
 Harbin Development Zone,
Heilongjiang Province, P. R. China

                                                                                                August 31, 2011

VIA EDGAR AND FACSIMILE

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:
China XD Plastics Company Limited
Form 10-K/A for the Year Ended December 31, 2010
Filed April 27, 2011
Form 10-K for the Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 12, 2011
File No. 1-34546

Dear Mr. Decker:

On behalf of China XD Plastics Company Limited, a Nevada corporation (the “Company”, “we”, “us” or “our”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of August 3, 2011 with respect to the Form 10-K/A for the year ended December 31, 2010, filed on April 27, 2011 and the Form 10-K for the year ended December 31, 2010, filed on March 31, 2011 (collectively the “Form 10-K”) and the Form 10-Q for the quarter ended March 31, 2011, filed on May 12, 2011 (the “Form 10-Q”).

We have recited the Staff's comment in boldface type and have added our response directly below the comment.

Form 10-K for the Year Ended December 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that we have either responded to your comments in the Form 10-Q as filed with the SEC on August 15, 2011, or in this letter, including the Annexes provided supplementally which include the additional disclosures or other revisions we propose to make in our future filings.  These proposed additional disclosures or other revisions, once agreed upon by the Staff, will be included in our future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

General

2.
Please confirm that you will revise your future filings on Form 10-K to identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. We note that you disclosed your critical accounting policies starting on page 43 of your Form 10-Q for the period ended March 31, 2011, however, no similar disclosure was provided in the MD&A of your December 31, 2010 Form 10-K. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimates and should also describe for investors the financial statement impact if actual results differ from the estimates made by management.  See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

The Company respectfully advises the Staff that we will revise our future filings on Form 10-K to identify and disclose all of our critical accounting policies and estimates that are critical to our consolidated financial statements, similar to as provided in Annex A attached to this letter.

Results of Operations, page 26

3.
When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales were impacted by changes in volume and in the average selling prices of your products. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations.  Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

The Company respectfully advises the Staff that we have expanded the disclosures to separately quantify the specific reasons for fluctuations presented wherever possible in the “Results of Operations” section in the Form 10-Q filed with the SEC on August 15, 2011.

Liquidity and Capital Resources, page 28

4.
Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also specifically describe the reasons for any directional inconsistencies between related line items.  For example, it is unclear why your allowance for doubtful receivables decreased significantly from $166,095 for the year ended December 31, 2009 to $33,136 for the year ended December 31, 2010 despite a $20 million increase in accounts receivables over the same period.

The Company respectfully advises the Staff that we will revise our future filings in the Liquidity and Capital Resources section to provide a more robust description as supplementally provided in Annex B to this letter. The Company further confirms that we will specifically describe the reasons for any directional inconsistencies between related line items, if any, in our future filings.

5.	Please revise to quantify the amount cash and cash equivalents held outside of the United States as of December 31, 2010.

The Company respectfully advises the Staff that we have disclosed the amount of cash and cash equivalents held outside of the United States as of June 30, 2011 and December 31, 2010, respectively, in the notes to the unaudited condensed consolidated financial statements included in the Form 10-Q filed with the SEC on August 15, 2011. We will further revise our future filings to disclose the amount of cash and cash equivalents held outside of the United States in the “Liquidity and Capital Resources” section, similar to as supplementally provided in Annex B attached to this letter.

Item 15 – Exhibits, Financial Statement Schedules, page 51

Consolidated Statements of Cash Flows, page F-6

6.
We note from your disclosures on page F-20 that your construction in progress balance increased by more than $4.6 million during 2010. Please confirm that all payables attributable to construction in progress were paid during 2010. To the extent that any amounts remained unpaid as of December 31, 2010, please revise your consolidated statements of cash flows to reflect these amounts as non-cash investing activities.

The Company respectfully advises the Staff that the amounts unpaid relating to property, plant and equipment is US$2.2 million as of December 31, 2010.  The Company did not consider the impact of the unpaid amounts relating to property, plant and equipment in preparing the consolidated cash flow statement for the year ended December 31, 2010.  As a result, for the year ended December 31, 2010, net cash provided by operating activities should be reduced by US$1.8 million and net cash used in investing activities should be reduced by the same amount accordingly, taking into consideration the unpaid amount as of December 31, 2009. The Company believes that the error was not material.  The Company further advises the Staff that we have disclosed the amounts unpaid relating to property, plant and equipment as non-cash investing activities in the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2010 and 2011 in the Form 10-Q filed with the SEC on August 15, 2011. We will continually disclose the amounts unpaid relating to property, plant and equipment as non-cash investing activities in our cash flow statements in our future filings.

Note 1 – Organization and Basis of Presentation, page F-7

7.
We note your disclosure on page F-9 that management determined that the Research Institute could not meet your development needs and was liquidated. Please provide us with further information as to how your accounting resulted in other expenses and other income of $84.0 million.  It is unclear how these amounts were determined considering your disclosure on page F-9 that the Research Center was established in December 2010 with a contribution of $0.5 million. Please also tell us the authoritative literature you referenced to support your accounting treatment.

The Company respectfully advises the Staff that Harbin Xinda Macromolecule Material Research Institute (the “Research Institute”) was established by Harbin Xinda Macromolecule Material Co., Ltd. (“Harbin Xinda”), a subsidiary of the Company, with a registered capital of approximately US$0.4 million funded by cash in 2007. The Research Institute provided research and development services to the Company’s ultimate customers. In December 2010, for tax purposes as well as because the Research Institute could not meet the Company’s development needs, the Company dissolved the Research Institute and formed a new legal entity.  Based on applicable regulations promulgated by the local Civil Affairs Bureau, only the local government has the discretion to determine the distribution of the assets of the Research Institute upon liquidation.  Therefore, the Company dissolved the Research Institute by distributing the net assets of the Research Institute in the amount of US$84 million to the local government. The difference between the net assets in the amount of US$84 million and initial cash contribution in the amount of US$0.4 million is due to undistributed accumulated profit generated by the Research Institute from its inception date to its liquidation date.  Simultaneously, the local government granted the net assets back to Harbin Xinda Macromolecule Material Research Center Co., Ltd. (the “Research Center”), a newly established subsidiary of Harbin Xinda in December 2010 by way of a government grant. The Research Center was established with a registered capital of approximately US$0.5 million funded by cash.  As disclosed in note 10(b) of the consolidated financial statements as filed in the Form 10-K for 2010, a loss equal to the net assets of the Research Institute distributed to the local government was recognized in other expenses and a government grant for the receipts of the same assets back from the local government was recognized as other income at the same time. There is no impact to total other income (expenses) because both of them are reported in the same line item on the face of the Company’s consolidated statements of income and comprehensive income.

The Company applied paragraph 85 of FASB Concepts Statement No. 6, Elements of Financial Statements, which states that “other gains or losses result from nonreciprocal transfers between an entity and other entities that are not its owners—for example, from gifts or donations, from winning a lawsuit, from thefts, and from assessments of fines or damages by courts” and Regulation S-X 5-03(b)6 and 5-03(b)7, which prescribes items to be included in other general expenses and non-operating income.

Note 2 – Summary of Significant Accounting Policies, page F-9

General

8.
Please disclose the types of expenses that you include in the cost of sales line item, the selling expenses line item and the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

▪  in a footnote the line items that these excluded costs are included in and the  amounts included in each line item for each period presented, and

▪  in MD&A that your gross margins and gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin and gross profit, including them instead in a line item such as general and administrative expenses.

The Company respectfully advises the Staff that we will disclose the types of expenses that we include in the cost of sales line item, the selling expenses line item and the general and administrative expenses line item in our future filings on Form 10-K as set forth below. The Company would like to further note that the suppliers are responsible for the delivery of raw materials to the Company’s manufacturing facilities, and therefore we did not incur any inbound freight charges.

Cost of sales

Cost of sales represents costs of raw materials (including purchasing and receiving costs, inspection costs), packaging materials, labor, utilities, depreciation and amortization of manufacturing facilities and warehouses, handling costs and inventory write-down. The depreciation and amortization of manufacturing facilities and warehouses attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed in cost of sales when the inventory is sold.

Selling, general and administrative expenses

Selling expenses represents primarily costs of payroll, benefits, commissions for sales representatives and outbound freight and advertising expense.  General and administrative expenses represents primarily payroll and benefits costs for administrative employees, rent and operating costs of office premises, depreciation and amortization, and other administrative expenses.

Outbound freight, which is the cost incurred to physically move products from the Company’s manufacturing facilities to the locations designated by the customers, is included as selling expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of sales.  US$XXX and US$XXX of outbound freight were included in selling expenses for the year ended December 31, 2011 and 2010, respectively.

9.
Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing any references to gross margin or gross profit throughout the filing.

The Company respectfully advises the Staff that we will disclose the line items in which we include depreciation and amortization in our future filings on Form 10-K.  Please refer to our response to Comment No. 8 above for details.

10.	Please disclose the components of accumulated other comprehensive income as of each balance sheet date as required by ASC 220-10-45-14.

The Company respectfully advises the Staff that we had only one component of the accumulated other comprehensive income, which is foreign currency translation adjustment.  We have disclosed this in the note 2 to the unaudited condensed consolidated financial statements in the Form 10-Q as filed with the SEC on August 15, 2011.  The Company further advises the Staff that if there are additional components of the accumulated other comprehensive income in the future, we will add the disclosure of components of accumulated other comprehensive income as of each balance sheet date as required by ASC 220-10-45-14 on the face of the consolidated balance sheet in our future filings on Form 10-Q and Form 10-K.

Derivative Financial Instruments, page F-12

11.
You disclose that all derivative instruments are recorded on the balance sheet at fair value and changes in the fair value of derivative instruments are recorded in current earnings.  Please tell us what consideration you gave to presenting the disclosures required by ASC 815-10-50.

The Company respectfully advises the Staff that we considered the disclosure requirements of ASC815-10-50 as follows:

Note 11 and note 12 to the consolidated financial statements contain disclosures about the Company’s objectives for issuing the derivative instruments, the context needed to understand those objectives, its strategy for achieving those objectives and information that would enable users of its financial statements to understand the volume of its activity in those instruments as required by ASC 815-10-50.  These derivative instruments are not designated as hedging instruments.  As a result, the disclosures relating to hedging instruments as required by ASC 815-10-50 are not applicable. The derivative instruments are separately disclosed on the consolidated balance sheets and the change in fair value of these instruments are separately disclosed on the consolidated statements of income and comprehensive income, as required by ASC 815-10-50.

Note 8 – Related Party Transactions, page F-21

12.
Please revise to disclose the payment terms for the $1.8 million advance made by Ms. Piao. It is unclear if there is a specified due date or if the amounts are due on demand. It is also unclear if there is any interest associated with this advance and if so, the rate and manner in which interest accrues.

The Company respectfully advises the Staff that we have included the following disclosure in note 10 to the unaudited condensed consolidated financial statements in the Form 10-Q filed with the SEC on August 15, 2011.

Ms Piao, Qiuyao (“Ms.Piao”), the majority owner of XD Engineering Plastic as of June 30, 2011, advanced to the Company $1,769,145 which represents a U.S. dollar denominated interest free loan provided by Ms. Piao to fund the Company’s working capital. The loan is unsecured and does not have specific terms of repayment and was recorded as due to related party as of June 30, 2011 and December 31, 2010, respectively. HK Engineering Plastics intends to repay the loan by the end of 2011.

Note 12 – Common Stock Direct Offering, page F-34

13.
You made references here and elsewhere in the filing to the use of an independent valuation firm. Please tell us the nature and extent of the independent valuation firm’s involvement. Also, tell us whether you believe the independent valuation firm was acting as an expert as defined in the Securities Act of 1933.

In response to the Staff's comment, we advise the Staff that we engaged the independent valuation firm to assist us in determining the fair values of derivative liabilities issued in connection with the Series C preferred stock and common stock issuances as well as the fair value of share-based compensation awards. We believe that the independent valuation firm is not within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations adopted by the Commission thereunder (the “Securities Act”) nor is such firm an “expert” within the meaning of the term used in the Securities Act.

14.
We note your disclosure on page F-36 regarding the allocation of proceeds to common stock, investor warrants and placement agent warrants. Please provide us with the calculations you performed to determine the relative fair values of the common stock, investor warrants and placement agent warrants.

The Company respectfully advises the Staff that the Company concluded that the warrants issued in connection with the October 2010 common stock issuance (“October 2010 Issuance”) should be accounted as derivative liabilities under the guidance in ASC 815-40-25, because the warrants are entitled to a net cash settlement provision in the event the Company fails to cause the transfer agent to timely transmit to the holder a certificate or certificates representing the shares of common stock upon exercise.

The Company estimated the fair value of investor warrants to be US$3.7 million as of October 4, 2010, based on the Black-Scholes option-pricing model, using the following assumptions:

•	exercise price of $6
•	risk free rate of return of 0.29%
•	volatility of 47.18%
•	dividend yield of 0%, and
•	expected term of 0.8 year

The Company estimated the fair value of placement agent warrants to be US$0.5 million as of October 4, 2010, based on the Black-Scholes option-pricing model, using the following assumptions:

•	exercise price of $7.5
•	risk free rate of return of 0.78%
•	volatility of 78%
•	dividend yield of 0%, and
•	expected term of 2.52 years

Consistent with the guidance contained in ASC 815-15-30, the remaining proceeds from the October 2010 Issuance in the amount of US$14.6 million were allocated to the common stock.

Note 16 - Earnings (Loss) Per Share, page F-41

15.
Your disclosures on page F-27 indicate that convertible redeemable preferred stockholders are entitled to convert any unpaid dividends per preferred stock into fully paid and nonassessable shares of common stock at a mutually agreed conversion rate.  Please address your consideration of ASC 260-10-45 and 10-55 in determining whether this represents a participating security and correspondingly whether you should use the two-class method of computing earnings per share.

The Company respectfully advises the Staff that the Company has evaluated the guidance in ASC 260-10-45 and 10-55 on participating securities and concluded that both convertible redeemable preferred stocks and restricted stock units are participating securities.  The Company notes it had not applied the two-class method in the calculation of basic and diluted earnings per share (“EPS”) in the prior periods’ financial statements. After application of the two-class method, both basic and diluted EPS for the quarter ended March 31, 2010 and for the year ended December 31, 2010 should be reduced by US$0.02 per share. The Company respectfully advises the Staff that we have already disclosed such impact of the application of the two-class method in the calculation of basic and diluted EPS in note 18 to the unaudited condensed consolidated financial statements in the Form 10-Q filed with the SEC on August 15, 2011.

Separately, the Company further advises the Staff that in the course of responding to the Staff’s comment, the Company, while conducting a review of its calculations, also identified a mathematical error in the computation of diluted EPS in the prior periods’ financial statements, in which the Company did not deduct the changes in fair values of warrants from net income attributable to common stockholders in the calculation of diluted EPS. After the accounting for the deduction of such changes in fair values of warrants from net income attributable to common stockholders, the diluted EPS for the quarters ended March 31, 2010, December 31, 2010 and March 31, 2011, and for the year ended December 31, 2010 should be reduced by US$0.04 per share, US$0.05 per share, US$0.01 per share and US$0.08 per share, respectively.  The diluted EPS for the quarters ended June 30, 2010, September 30, 2010 and June 30, 2011 were not impacted by the mathematical error. The Company respectfully advises the Staff that we have also already disclosed such impact to the calculation of diluted EPS in note 18 to the unaudited condensed consolidated financial statements in the Form 10-Q filed with the SEC on August 15, 2011.

We have summarized the errors related to the basic and diluted EPS in each of the relevant periods as below:

For the quarter ended March 31, 2010	Revised	As reported	Difference
Basic EPS	0.24	0.26	(0.02)
Diluted EPS	0.19	0.25	(0.06)

For the quarter ended June 30, 2010	Revised	As reported	Difference
Basic EPS	(0.07)	(0.07)	-
Diluted EPS	(0.07)	(0.07)	-

For the quarter ended September 30, 2010	Revised	As reported	Difference
Basic EPS	0.28	0.28	-
Diluted EPS	0.28	0.28	-

For the quarter ended December 31, 2010	Revised	As reported	Difference
Basic EPS	0.14	0.14	-
Diluted EPS	0.09	0.14	(0.05)

For the year ended December 31, 2010	Revised	As reported	Difference
Basic EPS	0.57	0.59	(0.02)
Diluted EPS	0.49	0.59	(0.10)

For the quarter ended March 31, 2011	Revised	As reported	Difference
Basic EPS	0.25	0.25	-
Diluted EPS	0.24	0.25	(0.01)

For the quarter ended June 30, 2011	Revised	As reported	Difference
Basic EPS	0.30	0.30	-
Diluted EPS	0.30	0.30	-

The Company immediately and fully disclosed the effect of such errors in its Form 10-Q filed with the SEC on August 15, 2011 and referenced such errors on its earnings call of the same date. The Company believes these errors are not material to require restatements of our consolidated financial statements previously included in the 2010 annual report on Form 10-K as well as the Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, September 30, 2010, December 31, 2010 and March 31, 2011, based on the below analysis in accordance with the Staff Accounting Bulletin No. 99, Materiality.  In addition to the corrective disclosure in its Form 10-Q filed with the SEC on August 15, 2011, the Company plans to correct the EPS for the year ended December 31, 2010 and the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011 the next time they are presented as comparative periods in subsequent filings without amendment to the previous filings or the issuance of an Item 4-02 Form 8-K.

According to SAB 99, materiality concerns the significance of an item to users of a registrant's financial statements. A matter is material if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the surrounding circumstances, as the accounting literature puts it, or the total mix of information, in the words of the Supreme Court.  In the context of a misstatement of a financial statement item, while the total mix includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both quantitative and qualitative factors in assessing an item’s materiality.

The Company determined that the misstatements were caused by the misapplication of complex U.S. GAAP accounting literature on participating securities and a mathematical error in failing to deduct the changes in fair values of warrants from net income attributable to common stockholders for the calculation of diluted EPS.  The Company further concluded that the misstatements were not material because the judgment of a reasonable person would not have been changed or influenced because of the misstatements, in light of the following:

i.	The misstatements do not mask a change in earnings or other trends;

ii.	The misstatements do not hide a failure to meet analysts’ consensus expectations for the Company. The Company did not offer any basic or diluted EPS guidance in the past.

iii.	The misstatements do not change a loss into income or vice versa;

iv.	The misstatements do not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability;

v.	The misstatements do not affect the Company’s compliance with regulatory requirements;

vi.	The misstatements do not affect the Company’s compliance with loan covenants or other contractual requirements;

vii.	The misstatements do not have the effect of increasing management's compensation;

viii.
The misstatements do not involve concealment of an unlawful transaction.  The mathematical error was because the Company’s failure to deduct the changes in fair values of warrants from net income attributable to common stockholders for the calculation of diluted EPS.  The changes in fair values of warrants have been separately disclosed in the notes to the consolidated financial statements, as has the calculation of diluted EPS.

Note 18 – Commitments and Contingencies, page F-42

16.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

The Company respectfully advises the Staff that we will include the following disclosure on Commitments and Contingencies in our future filings on Form 10-Q and Form 10-K, as set forth below:

There are no step rent provisions, escalation clauses, capital improvement funding requirements, other lease concessions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of leases.

Exhibit 31 - Certifications

17.
You have made certain modifications to paragraph 4(d) of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please also note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual’s title.

In response to the Staff's comment, we advise the Staff that we have revised the certifications in Exhibits 31.1 and 31.2 in the Form 10-Q filed with the SEC on August 15, 2011, and will continue to include in our future filings the following in section 4(d) and remove the individual’s title in the beginning of the certifications:

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Form 10-Q for the Quarter Ended March 31, 2011

General

18.	Please address the above comments in your interim filings as well, as applicable.

The Company respectfully advises the Staff that we have incorporated the revisions responsive to the above comments in our Form 10-Q filed with the SEC on August 15, 2011 and will continue to do so in future filings.

Condensed Consolidated Balance Sheets, page 2

19.
The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the December 31, 2010 balance sheet amounts are audited. Please revise to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

The Company respectfully advises the Staff that we have removed “unaudited” in the column heading in the recent Form 10-Q filed with SEC on August 15, 2011.

The Company further advises the Staff that we will label the interim consolidated financial statements as unaudited condensed consolidated financial statements in future filings.  We will further add the following paragraph in the notes to the unaudited condensed consolidated financial statements in our future filings.

“The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the US Securities and Exchange Commission (‘‘SEC’’). The condensed consolidated balance sheet as of December 31, 201X was derived from the audited consolidated financial statements of China XD Plastics Company Limited (“China XD”) and subsidiaries (the ‘‘Company’’). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 201X, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year then ended.”

In providing the above responses to the Staff’s comment, we acknowledge the following:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Taylor Zhang

Taylor Zhang
Chief Financial Officer

ANNEX A

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities; (2) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies, and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Long-Lived Assets

Our long-lived assets include property, plant and equipment and land use rights.

We depreciate and amortize our property, plant and equipment and land use rights, using the straight-line method of accounting over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment, including the salvage values, and land use rights in order to determine the amount of depreciation and amortization expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets.

We evaluate long-lived assets, including property, plant and equipment, and land use rights for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We assess recoverability by comparing carrying amount of a long-lived asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount exceeds the estimated fair value of the asset or asset group. We estimate the fair value of the asset or asset group based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset or asset group.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. In establishing the required allowance, we consider historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance-sheet credit exposure related to its customers.

We extend unsecured credit to customers with good credit history. We review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate at each year-end. We have not experienced any material write-offs before.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders as well as industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of plastic resins, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for plastic resins, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. We have not experienced any material inventory write-downs before.

Income Tax Uncertainties and Realization of Deferred Income Tax Assets

Our income tax provision, deferred income tax assets and deferred income tax liabilities are recognized and measured primarily based on actual and expected future income, PRC statutory income tax rates, PRC tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the realizability of deferred income tax assets. Actual results could differ materially from those judgments, and changes in judgments could materially affect our consolidated financial statements. As of XX, 2011 and XX, 2010, we had total gross deferred income tax assets of US$XXX and US$XXX, respectively. We record a valuation allowance to reduce our deferred income tax assets if, based on the weight of available evidence, we believe expected future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. As of XX, 2011 and XX, 2010, our valuation allowance against deferred income tax assets was US$XXX and US$XXX, respectively. The change in valuation allowance was attributable primarily to tax losses carryforward of our holding companies, including China XD Plastics and Favor Sea (US) which in our judgment, are not more likely than not to be realized as tax benefits in view of the cumulative loss positions of these entities.

We recognize the impact of a tax position if we determine the position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate tax authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more-likely-than-not recognition threshold. In the normal course of business, we are regularly audited by the PRC tax authorities. The settlement of any particular issue with the applicable tax authority could have a material impact on our consolidated financial statements.

Stock Based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. We have elected to recognize the compensation cost for an award with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. However, the cumulative amount of compensation cost recognized at any date equals at least the portion of the grant date value of such award that is vested at that date.

We estimated the fair value of our share options using the Black-Scholes Option Pricing model. The model incorporates subjective assumptions. The expected volatility was based on implied volatilities from traded options, peer companies volatilities and historical volatility of the Company’s common stocks. The risk free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. There is no expected dividend yield, as the Company has not paid dividend and does not anticipate to pay dividend over the term of the grants.

Changes in our estimates and assumptions regarding the expected volatility could significantly impact the estimated fair values of our share options determined under the Black-Scholes valuation model and, as a result, our net income.

Fair Value Measurements

We apply the provisions of ASC Subtopic 820-10, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements.  The fair values are measured pursuant to the three levels defined as follow:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value.

We consider the carrying amount of cash and cash equivalents, accounts receivable, short term loans, accounts payable and accrued liabilities to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and if applicable, their stated rates of interest are equivalent to interest rates currently available.  The fair values of the warrants outstanding as of June 30, 2011 and December 31, 2010 were determined based on the Black-Scholes option pricing model, using the following key assumptions:

	Series A Investor Warrants		Series A Placement Agent Warrants		Series C Investor Warrants		Series C Placement Agent Warrants
	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010
Exercise price (per share)	4.9	4.9	5.5	5.5	6	6	7.5	7.5
Risk-free interest rate per annum	1.02%	1.47%	1.02%	1.47%	0.04%	0.29%	0.46%	0.78%
Expected volatility	72.2%	69.2%	72.2%	69.2%	50.0%	47.18%	59.3%	78%
Expected dividends yield	0%	0%	0%	0%	0%	0%	0%	0%
Time to maturity	3.4 years	3.9 years	3.4 years	3.9 years	0.3 years	0.8 years	2.02 years	2.52 years

ANNEX B

Liquidity and Capital Resources

Historically, our primary uses of cash have been to finance working capital needs and capital expenditures for new production lines. We have financed these requirements primarily from cash from operations, short-term bank borrowings, and the issuance of our convertible preferred stock and common stock. As of June 30, 2011 and December 31, 2010, we had US$46.9 million and US$22.7 million in cash, respectively. Our cash was primarily deposited with banks in China (including Hong Kong), which amounted to US$46.6 million and US$21.9 million as of June 30, 2011 and December 31, 2010, respectively. As of June 30, 2011, we had $30.6 million outstanding short-term bank loans. The bank loans bore a weighted average interest rate of 5.93% per annum. These loans were secured by our property, plant and land use rights.  These short-term bank loans have terms of no longer than one year and do not contain any renewal terms. We have historically been able to make repayments when due. We expect that we will be able to meet our needs to fund operations, capital expenditures and other commitments in the next 12 months primarily with operating cash flows, bank borrowings and net proceeds from the issuance of our convertible preferred shares.

In particular, on August 15, 2011, we entered into a securities purchase agreement with MSPEA Modified Plastics Holding Limited, a Cayman Islands company and an affiliate of Morgan Stanley (“MSPEA”) pursuant to which MSPEA will, subject to the terms and conditions set forth therein, purchase from us 16,000,000 shares of our Series D convertible preferred stock, par value US$0.0001 per share (the “Series D Preferred Stock”) for an aggregate purchase price of US$100 million. We may, however, require additional cash resources due to change in business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, or at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the six months ended June 30,
	2011	2010
	(in thousands)
Net cash provided by operating activities	$31,856	$10,997
Net cash (used in) provided by investing activities	(17,591)	69
Net cash provided by financing activities	9,126	3,574
Effect of changes in exchange rate	748	142
Net increase in cash and cash equivalents	24,139	14,782
Cash and cash equivalents at the beginning of period	22,721	6,851
Cash and cash equivalents at the end of period	46,860	21,633

Operating Activities

Net cash provided by operating activities increased to $31.9 million in the six months ended June 30, 2011 from $11.0 million in the six months ended June 30, 2010, primarily due to the increase of approximately $60 million in cash collected from our customers in the six months ended June 2011 resulting from increased sales during the period and the stable turnover days of our accounts receivable at 32 days, which were partially offset by (i) an increase of approximately $35 million in cash operating expenditures, including raw material purchase, rental and personnel costs in the six months ended June 30, 2011; and (ii) an increase of approximately $5 million in cash payment of income taxes because we generated more taxable profit.

Investing Activities

Net cash used in investing activities was $17.6 million in the six months ended June 30, 2011, consisting of (i) $12.7 million for the deposits to acquire land use rights and construction in progress; (ii) $5.0 million for the purchase of plant and equipment.

Investing activities in the six months ended June 30, 2010 were consisted of (i) $0.3 million proceeds from sales of property, plant and equipment; and (ii) $0.3 million for the purchase of property, plant and equipment.

Financing Activities

Net cash provided by the financing activities was $9.1 million in the six months ended June 30, 2011, primarily as a result of proceeds from bank borrowings and related parties loan totalling $30.5 million, partially offset by repayment of $21.4 million of bank loans.

Net cash provided by the financing activities was $3.6 million in the six months ended June 30, 2010, primarily as a result of proceeds from bank acceptance notes of $5.9 million and proceeds from related parties loan of $0.5 million, which was partially offset by our dividend payment of $1.6 million to the holders of Series C preferred stocks and our repayment of $1.2 million of bank loans.